PACER FUNDS TRUST FOURTH AMENDMENT TO THE
FUND ADMINISTRATION SERVICING AGREEMENT

THIS FOURTH AMENDMENT dated as of June l, 2017 to the Fund Administration Servicing Agreement dated as of May 26, 2015, as amended July 14, 2015, November 25, 2015 and November 16, 2016 (the “Agreement”), is entered into by and between PACER FUNDS TRUST, a Delaware statutory trust (the “Trust”), and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the length of the Agreement and to amend Section 11 of the Agreement to permit certain amendments of Exhibit A; and

WHEREAS, Section 11 of the Agreement allows for its amendment by a written instrument executed by all parties.

NOW, THEREFORE, the parties agree as follows:

Section 11. Term of Agreement; Amendment is hereby superseded and replaced in its entirety with the following Section 11:

11.  Term of Agreement; Amendment

This Agreement shall become effective as of the date first written above and will continue in effect for each Fund for a period of three (3) years from the date the Fund was added to Exhibit A as hereinafter provided, and shall automatically renew thereafter for subsequent one (1) year terms with respect to each Fund until terminated as hereinafter provided. This Agreement may be terminated by either party upon giving 90 days prior written notice to the other patty or such shorter period as is mutually agreed upon by the patties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement (other than Exhibit A) may not be amended or modified in any manner except by written agreement executed by Fund Services and the Trust, and authorized or approved by the Board of Trustees. Fund Services may amend Exhibit A to reflect the addition or removal of Funds upon receiving written notice from the Board of Trustees that a Fund is being added or removed and, in the case of the addition of a Fund, the completion to Fund Services’ satisfaction in its sole discretion of all necessary or appropriate anti-money laundering, know-your-customer, compliance and business reviews.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Fourth Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

PACER FUNDS TRUST	U.S. BANCORP FUND SERVICES, LLC
By: /s/ Joe M. Thomson	By: /s/ Michael L. Ceccato
Name: Joe M. Thomson	Name: Michael L. Ceccato
Title: President	Title: Senior Vice President

Amended Exhibit A to the Fund Administration Servicing Agreement - Pacer Funds Trust

Fund Names

Name of Series
Pacer Trendpilot 750 ETF
Pacer Trendpilot 450 ETF
Pacer Trendpilot 100 ETF
Pacer US Export Leaders ETF
Pacer Trendpilot European Index ETF
Pacer Autopilot Hedged European Index ETF
Pacer Global High Dividend ETF
Pacer International Export Leaders ETF
Pacer US Cash Cows 100 ETF
Pacer Developed Markets International Cash Cows 100 ETF
Pacer Emerging Markets Cash Cows 100 ETF
Pacer US Small Cap Cash Cows 100 ETF